29X Putnam Floating Rate Income Fund attachment
2/28/05 Annual

Results of November 11, 2004
shareholder meeting
(Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004. At the meeting, each of the nominees for Trustees was elected, with all funds of the Trust voting together as a single class, as follows:

      				Votes 		Votes
      				For 		Withheld
Jameson A. Baxter 		2,821,702,713 	1,804,084
Charles B. Curtis 		2,821,685,965 	1,820,832
Myra R. Drucker 		2,821,795,973 	1,710,824
Charles E. Haldeman, Jr. 	2,821,791,277 	1,715,520
John A. Hill 			2,821,712,751 	1,794,046
Ronald J. Jackson 		2,821,725,213 	1,781,584
Paul L. Joskow 			2,821,743,946 	1,762,851
Elizabeth T. Kennan 		2,821,709,111 	1,797,686
John H. Mullin, III 		2,821,728,716 	1,778,081
Robert E. Patterson 		2,821,746,869 	1,759,928
George Putnam, III 		2,821,717,761 	1,789,036
A.J.C. Smith* 			2,821,699,481 	1,807,316
W. Thomas Stephens 		2,821,743,102 	1,763,695
Richard B. Worley 		2,821,828,187 	1,678,610


A proposal to amend the funds fundamental investment restriction with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was approved as follows:

		Votes 		Votes
		For 		Against 	Abstentions
      		4,915,152


A proposal to amend the funds Agreement and Declaration of Trust to permit the fund to satisfy redemption requests other than in cash was approved, with all funds of the Trust voting together as a single class, as follows:

		Votes 		Votes
      		For 		Against 	Abstentions
		2,810,676,404 	1,548,589 	11,281,804



* Mr. Smith resigned from the Board of Trustees on January 14,
2005.
All tabulations are rounded to the nearest whole number.